     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 19, 1996
                                                           REGISTRATION NO. 333-
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------
                                    FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                 ------------
                      LANDRY'S SEAFOOD RESTAURANTS, INC.

             (EXACT NAME OF REGISTRANT AS SPEIFIIED IN ITS CHARTER)


      DELAWARE              1400 POST OAK BOULEVARD            76-0405386
(STATE OF INCORPORATION)           SUITE 1010               (I.R.S. EMPLOYER
                              HOUSTON, TEXAS 77056        IDENTIFICATION NUMBER)
                                  713/850-1010
             (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
      INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL   EXECUTIVE OFFICES)
                              TILMAN J. FERTITTA
                            CHAIRMAN OF THE BOARD,
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      LANDRY'S SEAFOOD RESTAURANTS, INC.
                      1400 POST OAK BOULEVARD, SUITE 1010
                             HOUSTON, TEXAS 77056
                                 713/850-1010
           (NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                             --------------------
                        COPIES OF ALL COMMUNICATIONS TO:

     ARTHUR S. BERNER, ESQ.                   STEVEN L. SCHEINTHAL, ESQ.
 WINSTEAD SECHREST & MINICK P.C.                   GENERAL COUNSEL
    910 TRAVIS, SUITE 1700                LANDRY'S SEAFOOD RESTAURANTS, INC.
     HOUSTON, TEXAS 77002                      1400 POST OAK BOULEVARD,
        713/650-2729                                  SUITE 1010
                                                 HOUSTON, TEXAS 77056
                                                      713/850-1010

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: Upon conversion of the preferred stock convertible into the securities offered hereby, or upon exercise of warrants or options pursuant to which the securities offered hereby are issuable, in each case at the option of the holders of such preferred stock, warrants or options, after the effective date of this Registration Statement.

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") other than securities offered only in connection with dividends or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number for the same offering. [ ]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                      CALCULATION OF REGISTRATION FEE

============================================================================================================
                                                    PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF          AMOUNT TO BE       OFFERING PRICE      PROPOSED MAXIMUM       AMOUNT OF
SECURITIES TO BE REGISTERED       REGISTERED(1)       PER SHARE(2)       OFFERING PRICE(2)   REGISTRATION FEE
Common Stock, $.01 par value     698,333 shares      $21.81              $15,230,642.73        $5,251.94
=============================================================================================================

(1) Pursuant to Rule 416 under the Securities Act, this registration statement also covers an indeterminate number of shares as may be required to cover possible adjustments by reason of any stock split, stock dividend, or similar transaction.

(2) Estimated, pursuant to Rule 457(c), solely for the purpose of calculating the registration fee on the basis of the average high and low price reported for the Common Stock on the Nasdaq National Market on July 16, 1996.

- --------------------------------------------------------------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+   Information contained herein is subject to completion or amendment. A     +
+   registration statement relating to these securities has been filed with   +
+   the Securities and Exchange Commission. These securities may not be sold  +
+   nor may offers to buy be accepted prior to the time the registration      +
+   statement becomes effective. This prospectus shall not constitute an      +
+   offer to sell or the solicitation of an offer to buy nor shall there be   +
+   any sale of these securities in any state in which such offer,            +
+   solicitation or sale would be unlawful prior to registration or           +
+   qualification under the securities laws of any such state.                +
+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++



                  SUBJECT TO COMPLETION, DATED JULY 19, 1996

PROSPECTUS
- ----------
                                698,333 SHARES
                      LANDRY'S SEAFOOD RESTAURANTS, INC.
                                 COMMON STOCK

   Landry's Seafood Restaurants, Inc. (the "Company") is offering hereby shares of its common stock, $0.01 par value per share (the "Common Stock"), issuable upon conversion into Common Stock of the Company's convertible preferred stock, $0.01 par value per share (the "Preferred Stock"), shares of Common Stock issuable upon exercise of warrants (the "Bayport Warrants") of Bayport Restaurant Group, Inc. ("Bayport") to purchase shares of Common Stock and shares of Common Stock issuable upon the exercise of stock options (the "Bayport Stock Options"). See "Recent Developments." The Common Stock is traded on the Nasdaq National Market under the symbol "LDRY". On July 16, 1996, the last sale price of the Common Stock as reported by the Nasdaq National Market was $21.75 per share.

   SEE "RISK FACTORS" BEGINNING ON PAGE 3 HEREOF FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                         -----------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------


                 The date of this Prospectus is July ___, 1996.

                             AVAILABLE INFORMATION

  The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). The reports and other information filed by the Company with the Commission can be inspected and copied at the Public Reference Facilities maintained by the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission, 14th Floor, Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained from the Commission upon payment of the charges prescribed by the Commission. The Company's Common Stock is traded on the Nasdaq National Market. The foregoing material also should be available for inspection at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission, a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements made in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at 14th Floor, Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60621. Copies of the Registration Statement and the exhibits and schedules thereto may be obtained from the Commission at such offices upon payment of the charges prescribed by the Commission.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents, filed by the Company with the Commission under the Exchange Act, are incorporated in this Prospectus by reference:

  (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1995.

  (b) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on July 21, 1993.

  (c) The Company's current report on Form 8-K dated April 24, 1996.

  (d) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

  (e) The Company's current report on Form 8-K dated May 16, 1996.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written request for such copies should be directed to Mr. Steven L. Scheinthal, Vice President-Administration and Secretary, 1400 Post Oak Blvd., Houston, Texas 77056, telephone number (713) 850-1010.


                                 RISK FACTORS

  In addition to the other information contained in this Prospectus and incorporated herein by reference, prospective investors should carefully consider the following factors in evaluating an investment in the shares of Common Stock offered by this Prospectus.


GROWTH

  The Company has pursued an accelerated expansion strategy since 1990. On April 18, 1996, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which a wholly-owned subsidiary of the Company would merge with and into Bayport, resulting in Bayport becoming a wholly-owned subsidiary of the Company (the "Merger"). On July 31, 1996, the Company consummated the Merger and acquired Bayport. The Company will continue to consider other possible strategic acquisitions. As of the beginning of 1995, the Company planned to open approximately 26 restaurants during 1995 and 1996. As of April 16, 1996, all of such restaurants had been opened. The Company's current development plan is to be operating approximately 75 restaurants by December 31, 1997 (excluding restaurants acquired pursuant to the Merger). There can be no assurance that the new and acquired restaurants will perform in accordance with management's expectations, or that the Company will not encounter unanticipated problems or liabilities in connection with the new restaurants. Many of its new restaurants will be in geographic markets in which the Company has limited or no previous operating experience. There can be no assurance that the Company will be successful in opening the number of restaurants anticipated in a timely manner, or that, if opened, those restaurants will be operated profitably. Further, there can be no assurance that the Bayport restaurants and other operations acquired by the Company pursuant to the Merger can be operated profitably by the Company.

  The Company's ability to expand the number of its restaurants will depend upon a number of factors, including the selection and availability of suitable restaurant sites, the negotiation of acceptable lease or purchase terms, the securing of required governmental permits and approvals, the adequate supervision of construction, the hiring, training, and retaining of skilled management and other personnel, the availability of adequate financing, general economic conditions, and other factors, many of which are beyond the control of the Company. The Company's approach to opening new restaurants has been to control its required investment by developing its own in-house construction and development capabilities as general contractor and to lease a substantial number of its restaurant sites. The Company currently anticipates that it will continue to purchase in fee a number of its new restaurant locations, which are expected to be more costly than leased locations. In view of its planned growth, increased competition for sites and inherent uncertainties of construction costs, there can be no assurance that the Company's required net investment for leased or fee owned units will not be higher in the future.

  Since 1989, the Company has experienced rapid growth in revenues, restaurant level profit, and net income. In view of its limited operating history, the Company remains vulnerable to a variety of business risks generally associated with young, rapidly growing companies. Failure to continue to upgrade operating and financial controls and systems or unexpected difficulties encountered during expansion could adversely affect the Company's business, financial condition, and results of operation. Although the Company believes that its systems and controls are adequate to address its current needs, there can be no assurance that such systems and controls will be adequate to sustain future growth.

RISKS ASSOCIATED WITH THE MERGER

  Uncertainty as to Future Financial Results. The Company believes that the Merger will offer opportunities for long-term efficiencies in operations that should positively affect future operating results of the combined operations of the Company and Bayport. However, the combined companies will be more complex and diverse than the Company individually, and the combination and continued operation of their distinct business operations will present difficult challenges for the Company's management due to the increased time and resources required in the management effort. While management and the Board of Directors of the Company believe that the combination can be effected in a manner which will realize the value of the two companies, management has no experience in combinations of this size.

  Following the Merger, in order to maintain and increase profitability, the combined companies will need to successfully integrate and streamline overlapping functions. The Company and Bayport have different systems and procedures in many operational areas which must be rationalized and integrated. There can be no assurance that integration will be successfully accomplished. The difficulties of such integration may be increased by the necessity of coordinating geographically separate organizations. The integration of certain operations following the Merger will require the dedication of management resources which may temporarily distract attention from the day-to-day business of the combined companies. Failure to effectively accomplish the integration of the two companies' operations could have an adverse effect on the Company's results of operations and financial condition.

  Merger Expenses. Transaction costs relating to the negotiation of, preparation for, and consummation of the Merger and the anticipated combination of certain operations of the Company and Bayport are expected to result in a one-time charge to the Company's earnings. Although it will not be feasible to determine the actual amount of the charge until the operational and transaction plans are completed, management of the Company believes that the charge will be between $8.0 million and $10.0 million before taxes, although such amount may be increased by unanticipated additional costs or expenses incurred in connection with, or caused by, the Merger. This charge, the actual amount of which will be based, in part, on future developments arising from the change of control of Bayport, is expected to include the estimated costs associated with workforce reductions, contractual payment obligations and other restructuring activities, fees and expenses payable to financial advisors, legal fees and other transaction expenses related to the Merger. While the exact timing of this charge cannot be determined at this time, management of the Company anticipates that this charge to earnings will be recorded primarily in the quarter in which the Merger is consummated (expected to be the third quarter of 1996). In addition, there can be no assurance that the Company will not incur additional charges in subsequent quarters to reflect costs associated with the Merger and the integration of the Company's and Bayport's operations.

  Dilution. Pursuant to the Merger, the Company has become obligated to issue additional shares of Common Stock following the Merger upon conversion of the Preferred Stock as well as upon exercise of Bayport Options and Bayport Warrants. The Company would be obligated to issue approximately 698,333 additional shares of Common Stock upon the conversion of Preferred Stock issuable in the Merger and upon exercise of Bayport Options and Bayport Warrants. This aggregate amount of shares of Common Stock issuable in connection with the Preferred Stock, the Bayport Warrants, and the Bayport Options would represent approximately 2.8% of the number of shares of Common Stock outstanding immediately after the Merger (and prior to any exercise of the Bayport Options or Bayport Warrants and any conversion of the Preferred Stock).

  Shares Eligible for Public Sale. Sales of substantial amounts of Common Stock in the public market after the consummation of the Merger could adversely affect prevailing market prices. The 2,041,383 shares of Common Stock issued in the Merger in exchange for Bayport's common stock are eligible for immediate sale in the public market, subject to certain limitations under the Securities Act, applicable to affiliates of Bayport. In addition, approximately 444,470 shares of Common Stock issuable upon the exercise of Bayport Options, 145,574 shares of Common Stock issuable upon exercise of Bayport Warrants and 108,289 shares of Common Stock issuable upon conversion of the Preferred Stock are eligible for immediate resale pursuant to this Registration Statement, subject to certain limitations under the Securities Act applicable to affiliates of Bayport.

LIMITED OPERATING HISTORY

  A significant number of the Company's restaurants have been open for less than two years. Consequently, the earnings achieved to date by such restaurants may not be indicative of future operating results.


GEOGRAPHIC CONCENTRATION

  Of the Company's existing and planned restaurants, including the Bayport restaurants, a majority are concentrated in the southern half of the United States. Giving effect to the Merger, as of April 16, 1996, 39 restaurants would have been located in Texas and Florida. Accordingly, the Company's results of operations may be adversely affected by economic conditions in those regions and other geographic areas into which the Company may expand. Also, given the Company's present geographic concentration, adverse publicity relating to the Company's restaurants could have a more pronounced adverse effect on the Company's overall sales than might be the case if the Company's restaurants were more broadly dispersed. In addition, in view of the location of many of the Company's existing and planned restaurants in the Gulf Coast area from Texas to Florida, the Company is particularly susceptible to damage caused by hurricanes or other severe weather conditions. While the Company maintains business interruption insurance, there can be no assurance that if a severe hurricane or other natural disaster should affect the Company's geographical areas of operations, the Company would be able to maintain its current level of operations or profitability.


SEAFOOD SUPPLY AND QUALITY

  In the recent past, certain types of seafood have experienced fluctuations in supply availability. The Company has in the past utilized several seafood suppliers and has not experienced any difficulty in obtaining adequate supplies of fresh seafood on a timely basis. In addition, some types of seafood have been subject to adverse publicity due to certain levels of contamination at their source, which can adversely affect both supply and market demand. The Company maintains an in-house inspection program for its seafood purchases and in the past has not experienced any detriment from contaminated seafood. However, the Company can make no assurances that in the future either seafood contamination or inadequate supplies of seafood might not have a significant and materially adverse effect on the Company's operations and profitability.


CHANGES IN FOOD AND OTHER COSTS

  The Company's profitability is dependent on its ability to anticipate and react to increases in food, labor, employee benefits, and similar costs over which the Company has limited or no control. Specifically, the Company's dependence on frequent deliveries of fresh seafood and produce subjects it to the risk of possible shortages or interruptions in supply caused by adverse weather or other conditions which could adversely affect the availability and cost of such items. The Company's business may also be affected by inflation. In the past, management has been able to anticipate and avoid any adverse effect on the Company's profitability from increasing costs through its purchasing practices and menu price adjustments, but there can be no assurance that it will be able to do so in the future.


RESTAURANT INDUSTRY AND COMPETITION

  The restaurant industry is affected by changes in consumer tastes and by national, regional, and local economic conditions and demographic trends. The performance of individual restaurants may be affected by factors such as traffic patterns, demographic considerations, and the type, number, and location of competing restaurants. The restaurant industry is intensely competitive based on the type and quality of food offered, location, and other factors. The Company has many well established competitors with substantially greater financial resources and longer histories of operation than the Company, including competitors already established in regions into which the Company is planning to expand, as well as competitors planning to expand in the same regions. The Company faces competition from mid-priced, full-service, casual dining restaurants offering seafood and other types and varieties of cuisine. The Company's competitors include national, regional, and local chains as well as local owner-operated restaurants. The Company also competes with other restaurants and retail establishments for sites.


DEPENDENCE ON CHIEF EXECUTIVE OFFICER AND OTHER EMPLOYEES

  The Company believes that the development of its business has been, and will continue to be, dependent on Tilman J. Fertitta, the Chief Executive Officer, President, and Chairman of the Board of the Company, and other key executive employees. The loss of Mr. Fertitta's services could have a material adverse effect upon the Company's business and development, and there can be no assurance that an adequate replacement could be found for Mr. Fertitta in the event of his unavailability. Mr. Fertitta has entered into an Employment Agreement with the Company expiring December 31, 1996, subject to renewal. The Company's continued growth will also depend on its ability to attract and retain additional skilled management personnel.


CONTROL BY MANAGEMENT AND PRINCIPAL STOCKHOLDER

  Following consummation of the Merger, but prior to any exercise of Bayport Options or Warrants or conversion of Preferred Stock, Mr. Fertitta, the principal stockholder of the Company, beneficially owned, in the aggregate, approximately 14.6% of the outstanding Common Stock. As a result he may have significant ability to influence the election of the Board of Directors of the Company and the direction of the affairs of the Company.


GOVERNMENT REGULATION

  The restaurant industry is subject to extensive state and local government regulation relating to the sale of food and alcoholic beverages and to sanitation, public health, fire and building codes. Termination of the liquor license for any restaurant would adversely affect the revenues of that restaurant. Restaurant operating costs are also affected by other government actions that are beyond the Company's control, including workers' compensation insurance rates, unemployment and other taxes, and increases in the minimum hourly wage requirements. These and other initiatives could adversely affect the Company as well as the restaurant industry in general. Difficulties or failures in obtaining required licensing or other regulatory approvals could delay or prevent the opening of a new restaurant. Although seafood is not currently subject to a comprehensive nationwide program of inspection by the Food and Drug Administration (''FDA''), the FDA has in the past proposed such a program for inspection of seafood suppliers and processors, but not retail sellers such as restaurants. If such a program were to be implemented, the Company's seafood costs could increase due to the increased expense to seafood suppliers and processors in complying with such a program. The suspension of, or inability to renew, a license could interrupt operations at an existing restaurant, and the inability to retain or renew such licenses would adversely affect the operations of such restaurant.


TAX LIABILITIES

  The State of Texas currently imposes a franchise tax on each corporation that is organized or does business in the State of Texas at a rate, in general, of 4.5% of such entity's reported federal taxable income. A portion of the Company's revenues are utilized to pay licensing and management fees to certain of the Company's subsidiaries. The income received by certain of these subsidiaries is not subject to Texas franchise tax under current state law. However, there can be no assurance that the State of Texas might not attempt to enact legislation or assert positions which would attempt to assess additional franchise tax payments on the Company's operations. In the event of any assessment, the Company's income and results of operations could be affected up to the amount of the tax and related penalties and interest, if any, imposed.

WORKERS' COMPENSATION

  Like a large number of companies operating in Texas, including many restaurant companies, the Company does not subscribe to the workers' compensation insurance program in Texas. As such, the Company's employees have the right to sue the Company for negligence, and the Company may not assert contributory negligence and certain other defenses. In addition, employees might be able to recover compensatory and punitive damages in such actions that would not be available to them if the Company subscribed to the workers' compensation insurance program in Texas. However, the Company maintains excess employer's occupational injury insurance to cover large losses. Prior to 1989, the Company subscribed to the workers' compensation insurance program. Since 1989, the Company has had a limited number of lawsuits by employees in connection with workers' compensation claims and the results of such lawsuits, individually and collectively, have not had a material adverse effect upon the Company's results of operations.


STOCK PRICE VOLATILITY

  The Common Stock has been traded on the Nasdaq National Market since the Initial Public Offering, and the market price of the Common Stock has risen substantially since such time. In the future, the market price of the Common Stock could fluctuate substantially due to a variety of factors, including quarterly operating results of the Company or other restaurant companies, changes in general conditions in the economy, the financial markets or the restaurant industry, natural disasters, or other developments affecting the Company or its competitors. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies.


RISKS ASSOCIATED WITH FORWARD LOOKING STATEMENTS

  This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, which are intended to be covered by the safe harbors created thereby. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, the ability of the Company to continue its accelerated expansion strategy (including the consummation of the Merger), changes in costs of food, labor, and employee benefits, the ability of the Company to continue to acquire prime locations at acceptable lease or purchase terms, as well as general market conditions, competition, and pricing. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements included in this Prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.


                                  THE COMPANY

  The Company operates full-service, mid-priced, casual dining seafood restaurants in 16 states, primarily under the names "Landry's Seafood House/(R)/," "Willie G's/(R)/" and "Joe's Crab Shack/sm/." Management believes that the Company's restaurants appeal to a broad range of customers by offering generous portions of fresh seafood and excellent service in a high energy environment at an attractive price-value relationship.

  The Company's restaurants feature a wide variety of broiled, grilled and fried seafood items including red snapper, shrimp, crawfish, lump crabmeat, lobster, soft shell crabs, oysters, scallops, flounder, and other traditional seafood items, many with a choice of the Company's signature toppings. The restaurants are generally open for lunch and dinner and offer full liquor service. Sales of alcoholic beverages accounted for approximately 17% of the Company's revenues in 1995. The "Landry's Seafood House" restaurants feature a prototype look that is readily identified by a large theater-style marquee over the entrance and by a distinctive brick and wood facade creating the feeling of a traditional old seafood house restaurant. The Company's restaurants average approximately 9,100 square feet in size. All of the Company's restaurants operate with very similar philosophies, management policies and practices, training and control practices, purchasing, and menu selections. Management believes the Company's restaurants enjoy a high level of repeat business and customer loyalty due to high food quality, comfortable atmosphere, and friendly, efficient service.

  For the 12-month period ended December 31, 1995, the 24 Landry's restaurants opened prior to January l, 1995, generated average restaurant revenues of approximately $3,005,000, average restaurant cash flow of approximately $660,000 (or 21.9% of revenues), and average restaurant operating income after depreciation and amortization of approximately $540,000 (or 18.0% of revenues).

  Management believes its commitment to its customers and employees is important to its long-term success. In addition to serving quality seafood at affordable prices in attractive locations, the Company achieves customer satisfaction through prompt, efficient service, low table-to-waitstaff ratios, and an attentive management staff. The Company promotes a sense of personal commitment from its employees through a monthly cash bonus program based on achievement of restaurant specific performance objectives, and a stock option plan which includes general, floor, and kitchen managers.

  The executive headquarters and principal office of the Company are located at 1400 Post Oak Boulevard, Suite 1010, Houston, Texas 77056. Its telephone number is (713) 850-1010.


                              RECENT DEVELOPMENTS

  On April 18, 1996, the Company entered into the Merger Agreement pursuant to which a wholly-owned subsidiary of the Company would merge with and into Bayport, resulting in Bayport becoming a wholly-owned subsidiary of the Company. On July 31, 1996, the Merger was consummated and Bayport became a wholly-owned subsidiary of the Company. Bayport operates 19 full-service restaurants under the name "The Crab House" and has three Crab House restaurants under construction. Bayport also operates five take-away seafood restaurants under the name "Capt. Crab's Take-Away." Bayport's Crab House restaurants are located primarily in Florida, with additional locations in Georgia, Mississippi, South Carolina, Illinois, New York and Tennessee. The three Crab House restaurants currently under construction are located in New York, Virginia and Maryland. Prior to the Merger, the Company agreed to loan Bayport up to $11 million to be used by Bayport to continue construction of three Crab House restaurants. Through July 10, 1996, the Company had funded approximately $5.71 million of such amount.

  Pursuant to the Merger Agreement, the Company issued 2,041,383 shares of its Common Stock to the holders of Bayport common stock and approximately 108,289 shares of its Preferred Stock to the holders of Bayport's convertible preferred stock, in each case subject to adjustment in accordance with the Merger Agreement. Each share of Preferred Stock is convertible into one share of Common Stock, subject to certain anti-dilution adjustments. In addition, pursuant to the Merger Agreement holders of Bayport Warrants or Bayport Options are entitled to exercise such Bayport Warrants and Bayport Options at their respective exercise prices, in each case adjusted for the exchange ratio established for the Merger, to acquire shares of Common Stock.

  On June 4, 1996, the Company consummated a public offering of its Common Stock. As a result of such offering, the Company issued an additional 4,890,000 shares of its Common Stock and certain Selling Shareholders sold 975,000 shares of Common Stock at a price of $22.75 per share. The Company intends to use the net proceeds from such offering of approximately $105.5 million to finance the development or acquisition of additional restaurants, for general corporate purposes, and to repay outstanding amounts owed by Bayport under revolving credit and term loans to certain banks and to repay amounts drawn on the Company's line of credit utilized to fund the loan to Bayport to continue construction of certain Bayport Crab House restaurants.

                                 USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 145,574 shares of Common Stock issuable upon the exercise of the Bayport Warrants are estimated to be approximately $1.8 million, assuming that all Bayport Warrants are exercised. The net proceeds to the Company from the sale of 444,470 shares of Common Stock issuable upon exercise of the Bayport Options are estimated to be approximately $7 million, assuming the allocated Bayport Options are exercised. The Company will not receive any cash proceeds upon conversion of the Preferred Stock into Common Stock. The Company intends to use the net proceeds for general corporate purposes.


                              PLAN OF DISTRIBUTION

  The Common Stock offered hereby is not offered through underwriters. Such stock will be issued directly to holders of Bayport Warrants or Bayport Options upon exercise thereof, or directly to holders of Preferred Stock upon conversion by the holders of such Preferred Stock to Common Stock.


                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby is being passed upon for the Company by Winstead Sechrest & Minick P.C., Houston, Texas. No attorneys who participated in the preparation of this Prospectus own shares of Common Stock of the Company.


                                    EXPERTS

  The audited financial statements of the Company incorporated by reference in this Prospectus and Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report included in the Company's Annual Report on Form 10-K. Such audited financial statements are included or incorporated by reference in reliance upon the authority of such firm as experts in giving said report.

  No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with this offering and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offering in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.



                                698,333 SHARES

                               LANDRY'S SEAFOOD
                               RESTAURANTS, INC.

                                 COMMON STOCK

                        ------------------------------

                                  PROSPECTUS

                        ------------------------------


                                July ___, 1996

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The expenses of this offering will be paid by Landry's Seafood Restaurants, Inc. (the "Registrant") and are estimated as follows:

      SEC registration fee  .................................. $5,251.94
      Printing including engraving of share certificate  .....     5,000*
      Legal fee and expenses  ................................    10,000*
      Accounting fees and expenses  ..........................     5,000*
      Miscellaneous  .........................................  4,748.06*
         Total  .............................................. $  30,000*
                                                               =========
- -----------------

* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Certificate of Incorporation contains provisions permitted by Section 102(b)(7) of the DGCL.

  The Company is incorporated under the laws of the State of Delaware. Section 145 of the DGCL ("Section 145") provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any persons who were or are parties or are threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interest except that no indemnification is permitted without judicial approval if the officer is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

  Article IX of the Company's Certificate of Incorporation provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

  The Certificate of Incorporation further provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Delaware Court of Chancery of such other court shall deem proper.

  The Certificate of Incorporation also provides that to the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

  The Certificate of Incorporation further provides that any indemnification under the above paragraphs (unless ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in the above paragraph. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such a quorum is not obtainable, or, even if obtainable, if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the stockholders. Notwithstanding the foregoing, a director, officer, employee or agent of the Company shall be able to contest any determination that the director, officer, employee or agent has not met the applicable standard of conduct set forth in the above paragraphs by petitioning a court of appropriate jurisdiction.

  The Certificate of Incorporation also provides that expenses (including attorneys' fees) incurred by an officer or director in defending or settling any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company as authorized in these paragraphs. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

  The Certificate of Incorporation further provides that the indemnification and advancement of expenses provided by, or granted pursuant to, the other sections of these paragraphs shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

  The Certificate of Incorporation further provides that the Company shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of these paragraphs.

  The indemnification and advancement of expenses provided by, or granted pursuant to, the Certificate of Incorporation, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

  Article VIII of the Company's Bylaws, requires the Company to indemnify the Company's directors and officers to the extent permitted under the DGCL and the Certificate of Incorporation.

  The Company has entered into indemnification agreements with the Directors and certain officers.

  The foregoing discussion is qualified in its entirety by reference to the DGCL and the Registrant's Certificate of Incorporation and By-Laws.


ITEM 16. EXHIBITS

  Certain of the exhibits to this Registration Statement are hereby incorporated by reference to the Company's Registration Statement on Form S-1 No. 33-65498 as filed with the Commission and all amendments thereto with which they were filed as exhibits. Such exhibits are denoted with the letter "A". Exhibits denoted by * are filed herewith. Exhibits denoted by ** are incorporated by reference to the Company's current report on Form 8-K dated April 26, 1996.


EXHIBIT
NO.                                    EXHIBIT
      --------------------------------------------------------------------------

  **2.1  --Agreement and Plan of Merger among the Registrant, Bayport Restaurant
           Corp, Inc. and Landry's Acquisition, Inc.
    4.1 --Certificate of Incorporation of Landry's Seafood Restaurants, Inc. as filed with the Delaware Secretary of State on June 23, 1993, as amended --A--
    4.2  --Bylaws of Landry's Seafood Restaurants, Inc. --A--
    4.3 --Specimen Common Stock Certificate, $ .01 par value of Landry's Seafood Restaurants, Inc. --A--
     *5  --Opinion of Winstead Sechrest & Minick P.C. regarding legality.
  *23.1  --Consent of Arthur Andersen LLP.
  *23.3  --Consent of Winstead Sechrest & Minick P.C. (included in their opinion filed as Exhibit 5).
  *24    --Powers of Attorney (included on page II-5).


ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

  (i) to include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii) to reflect in the Prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

  (iii) to include any information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material changed to such information in the Registration Statement;

  provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in any post-effective amendment by those paragraphs is contained in periodical reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities and Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from Registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF HOUSTON, STATE OF TEXAS, ON THE 18TH DAY OF JULY, 1996.

                               LANDRY'S SEAFOOD RESTAURANTS, INC.



                               /s/ Tilman J. Fertitta
                               ----------------------------------
                               By:  Tilman J. Fertitta,
                                    Chairman of the Board, President and
                                    Chief Executive Officer

     Each person whose signature appears below constitutes and appoints Tilman
J. Fertitta, Steven L. Scheinthal and Paul S. West, and each of them (with full power to each of them to act alone), his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign on his behalf individually and in each capacity stated below any amendment, (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents and either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

           Name                           Title                     Date
- --------------------------  ----------------------------------  -------------
/s/ Tilman J. Fertitta      Chairman of the Board, President
- --------------------------  and Chief Executive Officer
Tilman J. Fertitta          (Principal Executive Officer)       July 18, 1996


/s/ Paul S. West            Vice President-Finance and Chief
- --------------------------  Financial Officer (Principal
Paul S. West                Financial and Accounting Officer)   July 18, 1996


/s/ E.A. Jaksa, Jr.         Executive Vice President and Chief
- --------------------------  Operating Officer and Director      July 18, 1996
E.A. Jaksa, Jr.


/s/ Steven L. Scheinthal    Vice President-Administration,
- --------------------------  Secretary, General Counsel and
Steven L. Scheinthal        Director                            July 18, 1996


/s/ James E. Masucci        Director
- --------------------------                                      July 18, 1996
James E. Masucci

/s/ Joe Max Taylor          Director
- --------------------------                                      July 18, 1996
Joe Max Taylor